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July 18, 2006	Writer’s Direct Contact
650.813.5641
JBastian@mofo.com

By Telefacsimile and Mail

Wilson K. Lee, Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Glenborough Realty Trust Incorporated
Form 10-K for the year ended 12/31/2005
Filed 3/30/2006
File Nos. 001-14162

Dear Mr. Lee:

On behalf of our client, Glenborough Realty Trust Incorporated (the “Company”) we are responding to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of July 13, 2006. The following response to your comment has been presented to conform to the numbered paragraph in your letter. For the convenience of the Staff, we have set forth the Staff’s comment fully identified in bold and italicized type immediately prior to the Company’s response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Financial Statements and Notes

Consolidated Statements of Income, page 47

1.	We have read your response to comment 3. Paragraph 37 of SFAS 144 does not appear to justify the reversal of an impairment charge, but rather allows gain recognition up to previously recorded impairment losses for assets held for sale. Because the amount you reversed does not exceed the impairment charge, we believe you should reflect this amount as a gain instead of as a reversal of impairment. In future filings, please classify this amount as a gain instead of a reversal of impairment.

Wilson K. Lee, Staff Accountant

July 18, 2006

Page Two

RESPONSE:

The Company notes the Staff’s comment and will in future filings classify the impairment charge as a “Gain Related to Increase in Fair Value of Property” instead of as a reversal of impairment.

Please call me at the above number if you have any questions.

Sincerely,

/s/ Justin L. Bastian
Justin L. Bastian

cc:	Brian Peay, Glenborough Realty Trust
Chip Burns, Glenborough Realty Trust